Exhibit 99.4      CERTIFICATIONS UNDER SECTION 906 OF THE SARBANES-OXLEY
                  ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned certifies that this annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this annual report fairly represents, in all material respects, the financial condition and results of operations of Frontline Ltd.

/s/ John Fredriksen
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    John Fredriksen
    Chief Executive Officer and President


/s/ Tom E. Jebsen
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    Tom E. Jebsen
    Chief Financial Officer


/s/ Kate Blankenship
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    Kate Blankenship
    Chief Accounting Officer

Date: July  15, 2003